Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-196235
Registration Statement No. 333-199817

January 26, 2015

PROSPECTUS SUPPLEMENT NO. 20 TO THE JUNE PROSPECTUS (AS DEFINED BELOW)
PROSPECTUS SUPPLEMENT NO. 8 TO THE NOVEMBER PROSPECTUS (AS DEFINED BELOW)

14,825,000 Shares of Common Stock

This prospectus supplement amends our prospectus dated June 19, 2014, as supplemented on July 15, 2014, July 21, 2014, August 6, 2014, August 8, 2014, September 26, 2014, October 1, 2014, October 8, 2014, October 21, 2014, October 30, 2014, November 4, 2014, November 6, 2014, November 17, 2014, November 21, 2014, December 8, 2014, December 12, 2014, January 2, 2015 and January 12, 2015 (the “June Prospectus”) to allow the selling stockholders named in the June Prospectus (the “June Selling Stockholders”) to resell, from time to time, up to 14,825,000 shares of our common stock. The shares of our common stock covered by the June Prospectus (the “June Shares”) were issued by us to the June Selling Stockholders in a private placement on May 20, 2014, as more fully described in the June Prospectus.

25,465,024 Shares of Common Stock

This prospectus supplement also amends our prospectus dated November 12, 2014, as supplemented on November 17, 2014, November 21, 2014, December 8, 2014, December 12, 2014, January 2, 2015 and January 12, 2015 (the “November Prospectus,” and together with the June Prospectus, the “Prospectuses”) to allow the selling stockholders named in the November Prospectus (the “November Selling Stockholders,” and together with the June Selling Stockholders, the “Selling Stockholders”) to resell, from time to time, up to 25,465,024 shares of our common stock. The shares of our common stock covered by the November Prospectus (the “November Shares,” and together with the June Shares, the “Shares”) were issued by us to the November Selling Stockholders in a private placement on October 8, 2014 and November 6, 2014, as more fully described in the November Prospectus.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2015, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectuses, which are to be delivered with this prospectus supplement.

Our shares of common stock are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “PAH.”  The closing sale price on the NYSE for our shares of common stock on January 23, 2015 was $22.02 per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

Investing in our common stock involves risks.  You should carefully consider the risks that we have described in “Risk Factors” beginning on pages 6 and 19 of the June Prospectus and November Prospectus, respectively, and under similar headings in any amendments or supplements to the Prospectuses, before investing in the Shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectuses or this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

You should rely only on the information contained in the Prospectuses, this prospectus supplement or any future prospectus supplement or amendment.  Neither we nor the Selling Stockholders have authorized anyone to provide you with different information.  The Selling Stockholders are not making an offer of their Shares in any state where such offer is not permitted.

The date of this Prospectus Supplement is January 26, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
 Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):  January 23, 2015

Platform Specialty Products Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-36272	37-1744899
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

5200 Blue Lagoon Drive Suite 855 Miami, FL	33126
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (203) 575-5850

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01  Entry into a Material Definitive Agreement.

On January 23, 2015, Platform Specialty Products Corporation (“Platform”), PSPC Escrow Corp., a wholly-owned subsidiary of Platform (“Escrow Issuer”) and the guarantors named therein (the “Guarantors”), entered into a purchase agreement (the “Purchase Agreement”), pursuant to which Escrow Issuer agreed to sell $1.00 billion aggregate principal amount of 6.500% senior notes due 2022 denominated in U.S. dollars at an issue price of $1,000 per $1,000 principal amount and €350 million aggregate principal amount of 6.000% senior notes due 2023 denominated in euros at an issue price of €1,000 per €1,000 principal amount (collectively, the “Notes”) to the initial purchasers listed in the Purchase Agreement (collectively, the “Initial Purchasers”).

The Notes offering is expected to close on February 2, 2015, subject to customary closing conditions. The Purchase Agreement provides that concurrently with such closing, the gross proceeds from the Notes offering (plus an additional amount from Platform necessary to provide for the special mandatory redemption price of the Notes) will be deposited into an escrow account until the date on which certain escrow conditions are satisfied, including the closing of Platform’s previously-announced proposed acquisition of Arysta LifeScience Limited (the “Arysta Acquisition”). The Arysta Acquisition is expected to be consummated during the first quarter of 2015.

The Purchase Agreement also contains customary representations, warranties and agreements of Platform and the Guarantors, and customary conditions to closing, obligations of the parties and termination provisions. Additionally, Platform has agreed to indemnify the Initial Purchasers against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement. A copy of the Purchase Agreement is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Certain of the Initial Purchasers and certain of their respective affiliates have, from time to time, provided, and may in the future provide, investment banking, commercial banking and financial advisory services to Platform and its affiliates, for which they have received customary compensation. Certain Initial Purchasers and/or their affiliates are arrangers, lenders and agents under Arysta LifeScience Limited’s existing first lien credit and guaranty agreement and second lien credit and guaranty agreement, and therefore may receive a portion of the net proceeds from this offering. In addition, certain of the Initial Purchasers and their affiliates, including Credit Suisse Securities (USA) LLC, Barclays Capital Inc., Barclays Bank PLC, UBS Securities LLC, Nomura International plc and Nomura Securities International, Inc., are acting as financial advisors to Platform in connection with the Arysta Acquisition and certain Initial Purchasers and their affiliates, including Credit Suisse Securities (USA) LLC, Barclays Capital Inc., Barclays Bank PLC, UBS Securities LLC and Nomura Securities International, Inc. are lenders and/or agents under Platform’s senior secured credit facility and are expected to act as arrangers and lenders for certain senior unsecured bridge loans for the purposes of financing the Arysta Acquisition and the fees and expenses in connection therewith, the commitment for which will be reduced by the amount of the offering of the Notes. Such Initial Purchasers and their affiliates have received customary compensation and reimbursement for these commercial banking, investment banking or financial advisory transactions.

Item 7.01  Regulation FD Disclosure.

On January 23, 2015, Platform issued a press release announcing that it had priced the Notes in a private offering by Escrow Issuer to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to non-U.S. persons in accordance with Regulation S under the Securities Act. Upon consummation of the Arysta Acquisition, Platform will assume the obligations of Escrow Issuer under the Notes and the related indenture governing the Notes and certain of Platform’s existing domestic subsidiaries will guarantee the Notes. A copy of this press release is furnished with this report as Exhibit 99.1 and is incorporated herein by reference. The above does not constitute an offer to sell, or a solicitation of an offer to purchase, the Notes and related guarantees in any jurisdiction in which such offer or solicitation would be unlawful.

The information in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 incorporated by reference into this Item 7.01, is furnished pursuant to this Item 7.01 and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01  Financial Statements and Exhibits.

(d)           Exhibits

Exhibit Number	Exhibit Title
10.1	Purchase Agreement, dated January 23, 2015, by and among PSPC Escrow Corp., Platform, the Guarantors and the Initial Purchasers.
99.1	Press release issued on January 23, 2015, announcing the pricing of Platform’s private offering of senior notes (furnished only).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLATFORM SPECIALTY PRODUCTS CORPORATION

January 26, 2015	By:	/s/ Frank J. Monteiro
	Name:	Frank J. Monteiro
	Title:	Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title
10.1	Purchase Agreement, dated January 23, 2015, by and among PSPC Escrow Corp., Platform, the Guarantors and the Initial Purchasers.
99.1	Press release issued on January 23, 2015, announcing the pricing of Platform’s private offering of senior notes (furnished only).